

Patrick O'Sullivan · 3rd

 **Climate Action Now**

Chief Marketing Office at Climate Action Now

Winston Salem, North Carolina · 500+ connections ·

Contact info

Experience



Chief Marketing Officer

Climate Action Now · Full-time

Aug 2019 – Present · 1 yr 3 mos

Winston-Salem, North Carolina, United States

I am excited to be one of the founders of a new organization dedicated to fighting man-made climate change. Our Climate Action Now app's purpose (launching January 2021) is to serve thousands of easy-to-execute climate actions to like-minded consumers via their smartphones. The collective execution of these actions by millions of people can slow, and eventually reduce growth of atmospheric carbon dioxide.



Vice President of Marketing and Sales

Fletcher Machine Industries

Aug 2018 – Jul 2020 · 2 yrs

Lexington, North Carolina

Partner

Sweetland & Sweetland Consulting

Aug 2016 – Aug 2019 · 3 yrs 1 mo

Greensboro/Winston-Salem, North Carolina Area

Nimble and responsive consultancy with emphasis on creating sales, marketing, advertising and operations solutions to complicated business problems.



Senior Vice President, Group Account Director

Mullen

Feb 2012 – Aug 2016 · 4 yrs 7 mos

Winston-Salem, NC

Mullen was named by Forbes magazine as one of the Ten Great Ad Agencies Of 2012.



Vice President, Branding and New Concepts

Krispy Kreme

Jun 2009 – Jul 2011 · 2 yrs 2 mos

Responsibilities included corporate brand strategy, grocery product marketing, new concept development for domestic stores, broadcast advertising, social media, corporate sponsorships store design and domestic brand compliance.

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Education



Wake Forest University

MBA, Marketing and Finance



Hope College

BA - Magna Cum Laude, Economics, Business

Activities and Societies: Varsity Baseball, The Pull, Baker Scholar



